Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended.

Subject Company:  Ashland Inc.
Commission File No.:  001-02918

Forward-Looking Statements
and Additional Information

This presentation contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934. These statements include those that refer to Ashland’s operating performance and expectations about this transaction, including those statements that refer to the expected benefits of the transaction to Ashland’s shareholders. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties and assumptions include the possibility that Ashland will be unable to fully realize the  benefits anticipated from the transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland’s Form 10-K for the fiscal year ended Sept. 30, 2003, filed with the Securities and Exchange Commission (SEC) and available in Ashland’s Investor Relations website at www.Ashland.com/investors or the SEC’s website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation.

Additional Information About This Transaction

Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the
SEC’s website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland’s Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50
E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland’s directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the following information by reading the proxy statement/
prospectus when it becomes available.

Presentation Agenda

Overview of Transaction

J. Marvin Quin

Sr. Vice President and Chief Financial Officer

Ashland’s Vision and Strategy

James J. O’Brien

Chairman and Chief Executive Officer

Q&A

HoldCo

Overview of the Transaction

Transportation
Construction (APAC)

Chemicals:

Distribution

Specialty Chemical
(less Maleic
Anhydride)

Valvoline (less 61
VIOC Stores)

38% of MAP

61 VIOC Stores

Maleic Anhydride

New Ashland

Marathon

$315MM of
MRO Stock

Transfer of
$2.7B of  Cash
and Accounts
Receivable

Ashland
Shareholders

Final Configuration

Transportation Construction
(APAC)

Chemicals:

Distribution

Specialty Chemical (less Maleic
Anhydride)

Valvoline (less 61 VIOC Stores)

$2.7 billion less cost of debt
and other financing
redemptions

New Ashland Stock

$315MM of Marathon stock

Approximately $4.50 per
share

Marathon Stock

Ashland
Shareholders

Conditions to Closing

Favorable IRS ruling

Opinions of outside tax counsel

Approval of shareholders

Regulatory approval (HSR)

Consents of 90 % of public debt

Updated solvency opinions, etc.

Estimated New Ashland tax basis of approximately $3.6
billion, or $51 per New Ashland share, based on number of
shares currently outstanding.

Equates to roughly $55.50 per current Ashland share

                                New Ashland Tax Basis

                                Plus Marathon Stock

                                Implied Old Ashland Value

Section 355(e) tax payable on difference between value of
Ashland at closing and $55.50.

Based on number of Ashland shares currently outstanding.

Section 355(e) Tax Risk

Dollars/Share

$ 51.00

    4.50

$ 55.50

Impact on Future Earnings

Revenues would be affected only by the reduction in sales from the Maleic business and Valvoline stores, which totaled about
$83 million in 2003.

Future operating income would not have the earnings from:

MAP interest, which equaled $285 million in 2003;

Two other businesses, which totaled $16 million in 2003.

Certain costs retained post-closing

Pension/other post-retirement benefits

Environmental costs

Reduced rent costs

Net interest income

Capital structure to evolve over time

Commercial Relationships

MAP is current Ashland supplier

Lube stocks to Valvoline

Asphalt to APAC

Solvents to Ashland Distribution

MAP is current Ashland customer

Packaged products from Valvoline

Water treatment chemicals from Specialty Chemical

If the transaction closes, MAP also becomes

Sole supplier of maleic anhydride

Largest VIOC franchisee

COMMENTS

STATUS

STATED OBJECTIVE

Expand in existing or adjacent markets

Capture value from MAP

Reduce debt

Strategic review of businesses to
optimize business mix

Improve organizational effectiveness

Increase returns from APAC

Improve returns from Ashland
Distribution or seek strategic alternatives

Reduce G&A by $25 million

Focus on organic growth;
disciplined M&A approach

In
progress

Announced transaction with
Marathon

Total debt reduced by
$233MM since 2002

Divested Electronic Chemicals
business

Implemented Process-
centered approach

Net construction job revenues
up 20% in 1st quarter of 2004

Operating income up 44% in
the 1st quarter of 2004

Run rate of $100MM savings
by end of fiscal 2004

Profitability Improvement Plan
October 2002

Business Update

Chemicals

Anticipated 2nd quarter operating
income in range of $50-55 million,
compared to $30 million in 2003.

Growth Strategy

Expand Core Businesses

Operational Excellence

Provide more Value-Added
Services

Expand Geographically

Transportation
Construction

Improved results expected for
historically-weakest season. Operating
loss in the range of $30-40 million for
March quarter is much improved over
$57 million loss in 2003.

Growth Strategy

Expand Core Businesses

Improve Project Development
Capabilities

Expand Major Project Group

Expand Geographically

Use of Transaction Proceeds

Repayment of debt, build liquidity

No extraordinary dividends or stock repurchase
plans

No change in standards for acquisitions or
capital expenditures

Focus on core expansions and adjacencies

Acquisition bias toward small- to medium-sized
transactions

Questions?